OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response. . . 11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Zone 4 Play, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

989759105

(CUSIP Number)

November 3, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

CUSIP No. 989759105

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Weiss, Peck & Greer Investments, a division of Robeco USA, L.L.C. 13-2649199

(Shares reported for Weiss Peck & Greer Investments, a division of Robeco USA, L.L.C. include shares held by WPG Select Technology Fund, L.P., WPG Select Technology Overseas, L.P., WPG Select Technology QP Fund, L.P., and WPG Software Fund, L.P., to which Weiss Peck & Greer Investments, a division of Robeco USA, L.L.C. is investment advisor)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power 0

		6.	Shared Voting Power 1,309,597 (Includes 209,597 shares and 1,100,000 warrants.)

		7.	Sole Dispositive Power 0

		8.	Shared Dispositive Power 1,309,597 (Includes 209,597 shares and 1,100,000 warrants.)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,309,597 (Includes 209,597 shares and 1,100,000 warrants.)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [X ]

11.	Percent of Class Represented by Amount in Row (9) 5.2% (Based on available numbers regarding ZFPI, listing common shares outstanding as 23,925,010 shares plus 1,100,000 warrants.)

12.	Type of Reporting Person (See Instructions)

IA

CUSIP No. 989759105

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

1. WPG Select Technology Fund, L.P. 30-0098141
2. WPG Select Technology Q.P. Fund, L.P. 33-1056610
3. WPG Select Technology Overseas, L.P. 20-0201795
4. WPG Software Fund, L.P. 13-3963628

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power 0

		6.	Shared Voting Power 1. 129,418 (Includes 8,400 shares and 121,018 warrants.) 2. 682,560 (Includes 185,100 shares and 497,460 warrants.) 3. 497,619 (Includes 16,097 shares and 481,522 warrants.) 4. 0

		7.	Sole Dispositive Power 0

8.	Shared Dispositive Power
1. 129,418 (Includes 8,400 shares and 121,018 warrants.)
2. 682,560 (Includes 185,100 shares and 497,460 warrants.)
3. 497,619 (Includes 16,097 shares and 481,522 warrants.)
4.  0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
1. 129,418 (Includes 8,400 shares and 121,018 warrants.)
2. 682,560 (Includes 185,100 shares and 497,460 warrants.)
3. 497,619 (Includes 16,097 shares and 481,522 warrants.)
4.  0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [X ]

11.	Percent of Class Represented by Amount in Row (9) 1. 0.5% 2. 2.7% 3. 2.0% 4. 0.0%

12.	Type of Reporting Person (See Instructions)

1. PN 2. PN 3. PN 4. PN

Item 1.
	(a)	Name of Issuer Zone 4 Play, Inc.
	(b)	Address of Issuer's Principal Executive Offices
103 Foulk Road, Wilmington, Delaware, 19803
Item 2.
	(a)	Name of Person Filing Weiss, Peck & Greer Investments, a division of Robeco USA, L.L.C.
	(b)	Address of Principal Business Office or, if none, Residence 909 Third Avenue, New York, NY 10022
	(c)	Citizenship Delaware
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 989759105

Item 3.	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c).
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	[X]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: 1,309,597
	(b)	Percent of class: 5.2% (Based on 23,925,010 shares outstanding and 1,100,000 warrants.)
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 0
		(ii)	Shared power to vote or to direct the vote 1,309,597
		(iii)	Sole power to dispose or to direct the disposition of 0
		(iv)	Shared power to dispose or to direct the disposition of 1,309,597

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.[ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
This statement on Schedule 13G (Schedule 13G) is filed by Robeco USA, L.L.C., a Delaware limited liability company which is registered as an investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended. This Schedule 13G is being filed with respect to 1,309,597 shares of common stock of Zone 4 Play, Inc., (the Common Stock) and 1,100,000 warrants of Zone 4 Play, Inc. (the Warrants) held by the discretionary accounts of certain clients. By reason of Rule 13d-3 under the Act, Weiss Peck & Greer Investments, a division of Robeco USA, L.L.C. may be deemed to be a beneficial owner of such Common Stock and Warrants. To the knowledge of Robeco, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Stock or Warrants which represents more than 5% of the outstanding shares of the Common Stock referred to in Item 4(b) hereof.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Item 8.	Identification and Classification of Members of the Group
This statement is being filed by Weiss Peck & Greer Investments, a division of Robeco USA, L.L.C. a Delaware limited partnership (hereinafter referred to as "WPG"). WPG or an entity wholly owned by WPG is General Partner or Supervisory General Partner of WPG Select Technology Fund, L.P., a Delaware limited partnership, WPG Select Technology QP Fund, L.P., a Delaware limited partnership, WPG Select Technology Overseas, L.P. a Cayman Island limited partnership, WPG Software Fund, L.P., a Delaware limited partnership, each of whose principal office is located at c/o Robeco USA, 909 Third Avenue, New York, New York, 10022. The aforementioned may be deemed a group or groups under Rule 13(d).
Item 9.	Notice of Dissolution of Group

Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 7, 2005
Date

/s/ Mary Ann Iudice
Signature

Mary Ann Iudice Chief Compliance Officer, Weiss Peck & Greer Investments
Name/Title
Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Advisor Consultant Network, Inc. Copyright © 2005